UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIGHTPATH TECHNOLOGIES, INC

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532257805

(CUSIP Number)

Ke Geng
O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jianguomenwai Ave.
Chao Yang District
Beijing
People’s Republic of China
Telephone: +86-10-6563-4261

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532257805	Schedule 13D	Page 1 of 2 Pages

1		NAME OF REPORTING PERSONS Pudong Science and Technology Investment (Cayman) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,270,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,270,026
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,270,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Based upon 14,304,283 shares of Class A Common Stock outstanding as of December 15, 2014 as reported on the Issuer’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on December 19, 2014 plus 930,790 shares sold on January 20, 2015

CUSIP No. 532257805	Schedule 13D	Page 2 of 2 Pages

1		NAME OF REPORTING PERSONS Shanghai Pudong Science and Technology Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,270,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,270,026
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,270,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Based upon 14,304,283 shares of Class A Common Stock outstanding as of December 15, 2014 as reported on the Issuer’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on December 19, 2014 plus 930,790 shares sold on January 20, 2015

Item 1.  Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (the “Shares”), of LightPath Technologies, Inc., a Delaware corporation (the “Issuer”), is filed on behalf of (i) Pudong Science and Technology Investment (Cayman) Co., Ltd., by virtue of its direct beneficial ownership of the Shares of the Issuer, and (ii) Shanghai Pudong Science and Technology Investment Co., Ltd., by virtue of its indirect beneficial ownership of the Shares of the Issuer (collectively, the “Reporting Persons” and each a “Reporting Person”).  The principal executive offices of the Issuer are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826.

Item 2.  Identity and Background.

The Schedule 13D is being filed jointly by Pudong Science and Technology Investment (Cayman) Co., Ltd. (“Pudong Cayman”), a limited liability exempted company incorporated and existing under the laws of the Cayman Islands, and Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”), a company incorporated under the laws of the People’s Republic of China.

PDSTI is a Shanghai-based investment management company which sponsors numerous investment funds, with business lines including venture capital, private equity, and management of funds among other investing activities.  The address of PDSTI’s principal office is 13 Building, No. 439, Chunxiao Rd. Zhangjiang High-tech Park, Pudong, Shanghai 201203, PRC.

Pudong Cayman is a direct wholly-owned subsidiary of PDSTI and is principally engaged in the business of holding securities in the subsidiaries or equity investees of PDSTI.  The registered office of Pudong Cayman is Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 27, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 15, 2014, the Issuer executed a Securities Purchase Agreement (the “SPA”) with Pudong Science & Technology (Cayman) Co., Ltd. (“Pudong Technology”), another direct wholly owned subsidiary of PDSTI, with respect to a private placement of the Issuer’s Shares.  The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Issuer to the Securities and Exchange Commission (the “SEC”) on April 16, 2014.  On September 25, 2014, Pudong Technology, Pudong Cayman and the Issuer entered into an Amendment and Assignment of Securities Purchase Agreement (the “Amendment and Assignment”), pursuant to which the SPA was amended and assigned by Pudong Technology to Pudong Cayman on September 25, 2014.  The description of the Amendment and Assignment contained herein is qualified in its entirety by reference to Exhibit 10.1 to the Report on Form 10-Q furnished by the Issuer to the SEC on November 6, 2014.

Pursuant to the SPA, the Issuer sold to Pudong Cayman 930,790 Shares (the “Sold Shares”).  The Sold Shares were sold at a price of $1.40 per share, which was adjusted from the initial per share purchase price of $1.62 pursuant to the terms of the SPA.  Pudong Cayman paid to the Issuer approximately $1,303,106 in aggregate in exchange for the Sold Shares.

The Issuer granted Pudong Cayman certain “piggyback” registration rights should it file with the SEC a registration statement to register its equity securities for its own account or the account of others under the Securities Act of 1933, as amended, at any time after the one-year anniversary of the closing date of the sale of the Sold Shares to Pudong Cayman.  The Sold Shares are subject to a lock up period commencing on January 20, 2015 and ending on the next business day after the Issuer’s 2018 annual meeting.

The funds used to purchase the Sold Shares were obtained from the working capital of Pudong Cayman.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Schedule 13D is being filed in connection with the acquisition of the Sold Shares by Pudong Cayman pursuant to the SPA.  As a result of the transactions described in this Schedule 13D, the Reporting Persons beneficially own approximately 14.9% of the Issuer’s outstanding Shares.  PDSTI intends to introduce the Issuer’s commercial technologies and products to China’s market and resources through the transactions described in this Schedule 13D, supporting the long-term growth of the Issuer.

Dr. Xudong Zhu, the sole executive director of Pudong Cayman, has been informed by the Issuer that the Issuer intends to formally appoint him to the board of the Issuer at the annual board meeting on January 29, 2015.  The Issuer and Dr. Xudong Zhu have entered into a Director Agreement, dated September 25, 2014.  A copy of the Director Agreement is attached hereto as Exhibit 99.2.

The Reporting Persons have no present intention to acquire additional securities of the Issuer. They intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in this Schedule 13D, may at any time or from time to time determine, either alone or as part of a group, (i) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (ii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Schedule 13D. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally;

other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c) A sale or transfer of a material amount of assets of the Issuer,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

(b) As of the date of this Schedule 13D, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 2,270,026 Shares.

(c) There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

The Issuer and Dr. Xudong Zhu have entered into a Director Agreement, dated September 25, 2014, to ensure that Dr. Zhu does not gain access to any Technical Data, Defense Articles or Defense Services, as those terms are defined in the International Traffic in Arms Regulations, and recuses himself from any meetings, portions of meetings, or discussions of the Board of the Issuer, including any committees thereof, specifically related to any Defense Articles, Defense Services or Technical Data.  A copy of the Director Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, among each Reporting Person, dated January 27, 2015

Exhibit 99.2: Director Agreement, between Dr. Xudong Zhu and the Issuer, dated September 25, 2014

Exhibit 99.3: Securities Purchase Agreement, between Pudong Technology and the Issuer, dated April 15, 2014, incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K furnished by the Issuer to the SEC on April 16, 2014.

Exhibit 99.4: Amendment and Assignment of Securities Purchase Agreement, among Pudong Technology, Pudong Cayman and the Issuer, dated September 25, 2014, incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q furnished by the Issuer to the SEC on November 6, 2014.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2015

Pudong Science and Technology Investment (Cayman) Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Sole Executive Director

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Chairman of the Board and President

SCHEDULE A

Directors and Executive Officers

The names of the directors and the names and titles of the executive officers of each of Pudong Cayman and PDSTI and their principal occupations are set forth below.  The business address of each of the directors and executive officers is c/o Shanghai Pudong Science and Technology Investment Co., Ltd., 13 Building, No. 439, Chunxiao Rd. Zhangjiang High-tech Park, Pudong, Shanghai 201203, PRC.

I. Shanghai Pudong Science and Technology Investment Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Directors:
Xudong Zhu	Chairman of the Board and President	*	PRC
Yongjun Li	Director and Vice President	*	PRC
Daohong Zhou	Director	Chairman of Shanghai Shangshi Asset Operation Co., Ltd.	PRC

Executive Officers:
Yajun Li	Vice President	*	PRC
Qinghua Wang	Vice President	*	PRC
Qing Li	Vice President	*	PRC (Hong Kong)

* The principal occupation is the same as his/her position with PDSTI.

II. Pudong Science and Technology Investment (Cayman) Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Xudong Zhu	Sole Executive Director	Chairman of the Board and President of PDSTI	PRC